      HX INVESTORS, L.P. HAS INCREASED ITS OFFER PRICE TO $69.00 PER SHARE

                   ------------------------------------------

                                  SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                      UP TO 268,444 SHARES OF COMMON STOCK
          (INCLUDING ANY ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR
            PARTICIPATING CUMULATIVE PREFERRED STOCK OF THE COMPANY)
                                       OF
                         SHELBOURNE PROPERTIES II, INC.
                                       AT
                                $69.00 PER SHARE
                                       BY
                               HX INVESTORS, L.P.


The offer, withdrawal rights and proration period will expire at 12:00 Midnight, Eastern Standard Time, on August 15, 2002, unless the offer is extended.

                   ------------------------------------------

HX Investors, L.P. (the "Purchaser") is offering to purchase up to 268,444 shares of common stock, par value $0.01 per share ("Shares"), in Shelbourne Properties II, Inc., a Delaware corporation (the "Company"), at an increased purchase price of $69.00 per Share (the "Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase sent to stockholders on July 5, 2002 (the "Offer to Purchase"), as supplemented by our letter dated July 29, 2002 and by this Supplement, and in the related Letter of Transmittal, as each may be supplemented or amended or further supplemented or amended from time to time (which together constitute the "Offer"). The Purchaser has also extended the expiration date of its offer until 12:00 Midnight, Eastern Standard Time, on August 15, 2002.

Holders of Shares are urged to consider the following factors:

     o If you have already tendered Shares to the Purchaser and have not withdrawn your tender, you will automatically receive the benefit of the increased purchase price of $69.00 per Share. NO FURTHER ACTION IS NECESSARY ON YOUR PART.

     o If you have previously tendered Shares to the Purchaser and have withdrawn your tender, you will need to resubmit a completed and duly executed copy of the cream Letter of Transmittal in order to receive the benefit of the increased purchase price of $69.00 per Share.

     o If you have not previously tendered Shares to the Purchaser, you may still do so by completing the cream Letter of Transmittal previously provided to you and delivering it to American Stock Transfer & Trust Company in accordance with the instructions set forth in the Offer to Purchase.

     o The purchase price of $69.00 per Share represents a premium to the stock price prior to the announcement of the Offer on July 2, 2002. On July 1, 2002, the closing price of the Shares on the American Stock Exchange was $53.75. The Offer Price exceeds that amount by $15.25 per Share, or over 28%.

In addition to increasing the Offer Price, the Purchaser has agreed to reduce the incentive payment provided for in the Plan of Liquidation to be proposed to stockholders of the Company from 25% to 15% after a priority return to stockholders equal to (i) $69.00 per share plus (ii) a return to stockholders on the undistributed portion of $69.00 per share compounded quarterly as described in the Offer to Purchase. Further, the Purchaser has agreed to a number of beneficial undertakings and covenants designed to enhance stockholder liquidity, representation and value that are described below under "Summary of Amended Terms."

You should note that, on July 29, 2002, an affiliate of Carl C. Icahn filed a lawsuit, individually and derivatively on behalf of the Company, Shelbourne Properties I, Inc. and Shelbourne Properties III, Inc., against the Company, Shelbourne Properties I, Inc., Shelbourne Properties III, Inc., HX Investors, L.P. and Exeter Capital Corporation, alleging that the tender offers by HX Investors, L.P. are illegal and contain inadequate disclosures and material misstatements and omissions of material fact. The lawsuit sought, among other things, a preliminary injunction which has been denied. HX Investors, L.P. believes that the remaining allegations in the lawsuit are without merit and intends to defend the lawsuit vigorously.

The Purchaser has filed with the Commission an amended Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet website (www.sec.gov), and may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.


                            SUMMARY OF AMENDED TERMS

In addition to the increased purchase price per Share of $69.00 and the reduction in the incentive payment amount, the Purchaser has agreed to amend the Stock Purchase Agreement entered into with the Company to provide for the following undertakings and covenants:

     1. The Purchaser's non-independent nominees to the Board of Directors of the Company will, subject to their fiduciary duties and existing Company obligations, support and recommend the implementation of the following distribution policy for the Company:

          o 80% of the Company's current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of the Purchaser as directors of the Company.

          o The Company will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

     2. The Plan of Liquidation to be submitted for stockholder approval will provide that:

          o All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

          o All net property sale proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

     3. The Plan of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with the Purchaser and so long as a majority of the Board of Directors consists of members nominated by the Purchaser, or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 2 above shall result in each of the following:

          o    Permanent elimination of the incentive payment.

          o Elimination of any service fees payable to affiliates of the Purchaser by the Company during the period in which the distribution was delayed.

          o Elimination of any fees payable to directors (other than those of objecting directors) of the Company during the period in which the distribution was delayed.

     4. If prior to December 31, 2004, stockholders shall not have received aggregate distributions equal on a per share basis to $56.00, then the Purchaser will vote its shares at the next annual meeting of stockholders for the Company in proportion to the stockholders not affiliated with the Purchaser on all matters properly brought before the meeting and the Company will endeavor to cause such meeting to be held not later than May 30, 2005.

     5. If the Company's Plan of Liquidation is approved and the assets of the Company are not fully liquidated by October 31, 2007, the Purchaser will vote its shares on any stockholder proposal in accordance with the majority of the shares voted by the stockholders of the Company not affiliated with the Purchaser.

     6. If the Plan of Liquidation is not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of the Purchaser will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the sale.

     7. The Plan of Liquidation will provide that the management service fee of $200,000 payable to an affiliate of the Purchaser will not be subject to increase after the expiration of the three year period presently provided.

     8. Cash reserves of each Company in excess of $500,000 will be invested only in short term U.S. Treasuries or other short term federally insured obligations.

     9. No independent director of the Board of Directors of the Company nominated by the Purchaser will have any prior or current affiliation with the executive officers of the Company, the Purchaser or their respective affiliates, or will have served or will serve on a board of a public company with any other director of the Company including another independent director.

If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                                              HX Investors, L.P.

August 1, 2002

                                    IMPORTANT

Any stockholder desiring to tender or retender any or all of such stockholder's Shares should, prior to August 15, 2002, either (i) mail, deliver or telecopy to American Stock Transfer & Trust Company at the address or facsimile number set forth below (a) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, (b) the stock certificates representing the Shares tendered and (c) any other documents required by the Letter of Transmittal, (ii) cause such stockholder's broker, dealer, commercial bank, trust company or custodian to tender applicable Shares pursuant to the procedures for book-entry transfer or (iii) comply with the guaranteed delivery procedures.

                                 VIA U.S. MAIL:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                                   Plaza Level
                            New York, New York 10038

                              --------------------

                             VIA OVERNIGHT COURIER:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                                   Plaza Level
                            New York, New York 10038

                              --------------------

                                 VIA FACSIMILE:

                                 (718) 234-5001

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to MacKenzie Partners, at the address or telephone number set forth below.


                         [MACKENZIE PARTNERS, INC. LOGO]

                                105 Madison Ave.
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885

                              --------------------